UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST - EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1/A

Amendment No. 19

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Auscrete Corporation
(Exact Name of registrant in its charter)
File No. 001-35923

Wyoming	3272	27-1692457
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

504 East First St. P.O. Box 847 Rufus, OR 97050 Our telephone and fax number is (541) 739-8298
(Address and telephone number of principal executive offices)

Matthew T. Welker, Esq. White - Welker & Welker, LLC
PO Box 199 Clear Spring, MD 21722-0199
Telephone (410) 507-2837 Fax (301) 842-1141
(Name, address and telephone number of agent for service)

At a Meeting of the Board of Directors of Auscrete Corporation ("Auscrete") on March 26, 2014, the following issues were noted and resolved:

1. The company is currently authorized to issue up to 500,000,000 shares of common stock.

2. As the 18 month time period has expired for the IPO per the Company's final S-1/A Registration Statement and subsequent Effectiveness as at August 16, 2012, Auscrete will abandon seeking financing opportunities available through use of this IPO.

3. On April 21, 2014, Auscrete effected a 10 for 1 "forward stock split" of the Company's common stock, par value $0.20 per share. As a result of the Stock Split, the number of shares registered for issuance increased from 1,993,500 to 19,935,000. The Registration Statement is further amended to reflect that there are currently 19,935,000 shares outstanding to current shareholders. Therefore the 10 for 1 forward split and issues for probable future financing will fall within the existing Company Articles.

4. Most companies undertake an IPO with the assistance of an investment banking firm acting in the capacity of an underwriter. Underwriters provide several services, including help with correctly assessing the value of shares (share price), and establishing a public market for shares (initial sale). In the Company's S-1/A Registration Statement filed on August 9, 2012, the current shareholders were improperly labeled as underwriters. The current shareholder are not involved in any underwriting activities.

Additionally, as the 18 month time period has expired for the IPO, the length of time the shareholders have held the stock, and the non-involvement of any shareholder in any underwriting activity, it is clear that the current shareholders should have this label removed from them. The current shareholders should no longer be classed as underwriters and the Company hereby makes application to remove current shareholders from being classed as Underwriters.

FINANCIAL STATEMENTS

AUSCRETE CORPORATION
BALANCE SHEETS
(A DEVELOPMENT STAGE COMPANY)

ASSETS

	DECEMBER 31,	DECEMBER 31,
	2013	2012
CURRENT ASSETS:

Cash	$10	$10
TOTAL CURRENT ASSETS	10	10

NON-CURRENT ASSETS:

Property and Equipment, net	-	-

TOTAL ASSETS	$10	$10

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	$17,411	$-

TOTAL CURRENT LIABILITIES	$17,411	$-

TOTAL LIABILITIES	17,411	-

STOCKHOLDERS' EQUITY
Common Stock, no par value, authorized 500,000,000 shares
1,743,500 shares issued and outstanding as of December 31, 2012 and 2011
Additional paid-in capital	348,700	348,700
Accumulated deficit during the development stage	(366,101)	(348,690)

TOTAL STOCKHOLDERS' EQUITY	(17,401)	10

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$10	$10

The accompanying notes are an integral part of these financial statements

AUSCRETE CORPORATION
STATEMENTS OF OPERATIONS
(A DEVELOPMENT STAGE COMPANY)

					FOR THE PERIOD
	YEAR		YEAR		FROM JANUARY 1, 2010
	ENDED		ENDED		(INCEPTION)
	DECEMBER 31, 2013		DECEMBER 31, 2012		TO DECEMBER 31, 2013

REVENUE	$-		$-		$-

EXPENSES
Impairment expense	-		130,933		130,933
Accounting and Legal	17,411		9,259		26,670
Organization Costs	-		-		204,400
Depreciation expense	-		-		4,067
TOTAL EXPENSES	17,411		140,192		366,070

NET LOSS	$(17,411	) $	(140,192	) $	(366,070)

NET LOSS PER COMMON SHARE - BASIC & DILUTED	$(0.01)		(0.08)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING - BASIC & DILUTED	1,743,500		1,743,500

The accompanying notes are an integral part of these financial statements

AUSCRETE CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(A DEVELOPMENT STAGE COMPANY)

				ACCUMULATED
				DEFICIT
			ADDITIONAL	DURING
	COMMON SHARES		PAID-IN	DEVELOPMENT
	SHARES	AMOUNT	CAPITAL	STAGE		TOTAL

BALANCE, JANUARY 1, 2010 (INCEPTION)	-	$-	$-	$-		$-

Issuance of founder shares	925,000	-	185,000	-		185,000

Common stock issued for cash	46,500	-	9,300	-		9,300

Common stock issued for services	97,000	-	19,400	-		19,400

Net loss	-	-	-	(204,432)		(204,432)

BALANCE, DECEMBER 31, 2010	1,068,000	$-	$213,700	$(204,432	) $	9,269

Issuance of common stock for asset purchase	675,000	-	135,000	-		135,000

Net loss	-	-	-	(4,067)		(4,067)

BALANCE, DECEMBER 31, 2011	1,743,500	$-	$348,700	$(208,499)		140,202

Net loss	-	-	-	(140,192)		(140,192)

BALANCE, DECEMBER 31, 2012	1,743,500	$-	$348,700	$(348,691	) $	10

Net loss	-	-	-	(17,411)		(17,411)

BALANCE, DECEMBER 31, 2013	1,743,500	$-	$348,700	$(366,102	) $	(-17,401)

The accompanying notes are an integral part of these financial statements

AUSCRETE CORPORATION
STATEMENT OF CASH FLOWS
(A DEVELOPMENT STAGE COMPANY)

					FOR THE PERIOD
	YEAR		YEAR		FROM JANUARY 1, 2010
	ENDED		ENDED		(INCEPTION)
	DECEMBER 31, 2013		DECEMBER 31, 2012		TO DECEMBER 31, 2013

OPERATING ACTIVITIES
Net Loss	$(17,411	) $	(140,192	) $	(366,102)
Impairment expense	-		130,993		130,933
Non-cash organization costs	-		-		204,400
Depreciation expense	-		-		4,067

Net cash used in operating activities	-		9,259		(9,259)

INVESTING ACTIVITIES:

Net cash used for investing activities	-		-

FINANCING ACTIVITIES:
Common stock issuance	-		-		9,269

Net cash provided by financing activities	-		-		9,269

NET DECREASE IN CASH	-		(9,259)		9,259

CASH AT BEGINNING OF PERIOD	10		9,269		9,269

CASH AT END OF PERIOD	$10		$10		10

The accompanying notes are an integral part of these financial statements

AUSCRETE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(A Development Stage Company)

DECEMBER 31, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY

Auscrete Corporation ("the Company") was formed as an enterprise to take advantage of technologies developed for the construction of affordable, thermally efficient and structurally superior housing. This "GREEN" product is the culmination of design and development since the early 1980's. The company's Registration Statement outlines the result of the amalgamation of various material development stages, taking an idea to a product and further developing that product to address an ongoing problem in the world's largest marketplace, the quest for affordable, efficient and enduring housing. Auscrete's structures are monetarily highly competitive. A turnkey house, ready to move in sells for around $90-95 per square foot. That is very low in today's market but is brought about by Auscrete's ability to manufacture large panels in mass production format. The house is virtually "fastened" together on site to produce an attractive site built home, a home that will stay where it is put through all kinds of adverse weather and age conditions. It will not burn, is not affected by bugs, termites or rot, it saves extensively on energy costs and has very low maintenance needs.

DEVELOPMENT STAGE COMPANY

The Company is a development stage company as defined by the Financial Accounting Standards Board's Accounting Standards Codification Topic 915 related to Development Stage Entities. The Company qualifies as a development stage company as it has not generated significant revenues. All losses accumulated since inception have been considered as part of the Company's development stage activities.

INCOME TAXES

The Company follows the guidance of the Financial Accounting Standards Board's Accounting Standards Codification Topic 740 related to Income Taxes. According to Topic 740, deferred income taxes are recorded to reflect the tax consequences in future years of temporary differences between the tax basis of the assets and liabilities and their financial amounts at year-end.

For federal income tax purposes, substantially all expenses incurred prior to the commencement of operations must be deferred and then they may be written off over a 180-month period. Tax deductible losses can be carried forward for 20 years until utilized for federal tax purposes. The Company will provide a valuation allowance in the full amount of the deferred tax assets since there is no assurance of future taxable income.

The Company utilizes the Financial Accounting Standards Board's Accounting Standards Codification Topic 740 related to Income Taxes to account for the uncertainty in income taxes. Topic 740 for Income Taxes clarifies the accounting for uncertainty in income taxes by prescribing rules for recognition, measurement and classification in financial statements of tax positions taken or expected to be in a tax return. Further, it prescribes a two-step process for the financial statement measurement and recognition of a tax position. The first step involves the determination of whether it is more likely than not (greater than 50 percent likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is a greater than 50 percent likelihood of being realized upon ultimate settlement. This topic also provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The Company's policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2013 and 2012.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of cash in banks and highly liquid investments with original maturities of 90 days or less. There are no cash equivalents as of December 31, 2013 and 2012.

REVENUE RECOGNITION POLICY

The Company recognizes revenues and the related costs when persuasive evidence of an arrangement exists, delivery and acceptance has occurred or service has been rendered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Revenue from licensing our technology is recognized over the term of the license agreement. Costs and expenses are recognized during the period in which they are incurred. Revenues earned for the period includes sales of our Cellular Concrete housing . The Company recognizes these sales once delivery time is confirmed to the customer.

COST OF SALES

Amounts recorded as cost of sales relate to direct expenses incurred in order to fulfill orders of our products. Such costs are recorded as incurred. Our cost of sales consists primarily of the cost of product; labor, selling costs and the cost of G&A expenses.

PROPERTY AND EQUIPMENT

Property and Equipment are stated at historical cost less accumulated depreciation and amortization. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Depreciation is provided on a straight-line basis over the assets' estimated useful lives. The useful lives of the assets are as follows: equipment 7-years, vehicles 7-years, and buildings 30-years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income or expense.

IMPAIRMENT OF LONG-LIVED ASSETS We evaluate long-lived assets for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate their net book value may not be recoverable. When these events occur, we compare the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. There can be no assurance, however, that market conditions will not change or demand for the Company's products will continue. Either of these could result in the future impairment of long-lived assets. Estimates of fair value are determined through various techniques, including discounted cash flow models and market approaches, as considered necessary. As a result of this evaluation, an asset impairment change, which resulted in the reduction of the carrying amount of certain equipment, vehicle and property of $0 in 2013 and $130,933 in 2012. (See Note 4 for further discussion.)

LOSS PER COMMON SHARE

Basic loss per common share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share consists of the weighted average number of common shares outstanding plus the dilutive effects of options and warrants calculated using the treasury stock method. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

NOTE 2 - GOING CONCERN AND PLAN OF OPERATION

The Company's financial statements have been presented on the basis that it will continue as a going concern. The Company has not generated revenues from operations to date, and still meets the requirements of a development stage company. The Company has an accumulated deficit of $366,102 as of December 31, 2013.

To the extent that the Company's capital resources are insufficient to meet current or planned operating requirements, the Company will seek additional funds through equity or debt financing, collaborative or other arrangements with corporate partners, licensees or others, and from other sources, which may have the effect of diluting the holdings of existing shareholders. The Company has no current arrangements with respect to, or sources of, such additional financing and the Company does not anticipate that existing shareholders will provide any portion of the Company's future financing requirements.

No assurance can be given that additional financing will be available when needed or that such financing will be available on terms acceptable to the Company. If adequate funds are not available, the Company may be required to delay or terminate expenditures for certain of its programs that it would otherwise seek to develop and commercialize. This would have a material adverse effect on the Company and raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result from the outcome of this uncertainty.

CURRENT SHAREHOLDER LIST POST 10 FOR 1 FORWARD SPLIT AS AMENDED

	NAME	ADDRESS	Type of Consideration	Value of Assets/Services	Value of Cash	Date	No. of Shares
1	Clifford D. Jett	PO Box 846, Rufus, OR 97050	Services	$60,000.00		1/12/2010	3,000,000
2	John Sprovieri	PO Box 813, Rufus OR 97050	Services	$60,000.00		1/12/2010	3,000,000
2	John Sprovieri	PO Box 813, Rufus OR 97050	Assets	$135,000.00		12/01/2011	6,750,000
3	William Beers	PO Box 825, Rufus OR 97050	Services	$60,000.00		1/12/2010	3,000,000
4	Lynn Komar	61560 Sunny Breeze Lane, Bend OR 97702	Services	$5,000.00		1/12/2010	250,000
5	Kathleen D. Jett	PO Box 846, Rufus, OR 97050	Cash		$200.00	1/21/2010	10,000
6	Mary E Sprovieri	PO Box 813 Rufus OR 97050	Cash		$200.00	2/4/2010	10,000
7	Linda Beers	PO Box 825, Rufus OR 97050	Cash		$200.00	2/4/2010	10,000
8	Robert Tanner	PO Box 54, Grass Valley OR 97029	Cash		$500.00	1/12/2010	25,000
9	Marjorie E. Yarnell	PO Box 6, Rufus OR 97050	Cash		$200.00	1/12/2010	10,000
10	Sharon R. Nolan	PO Box 745, Rufus OR 97050	Cash		$200.00	1/12/2010	10,000
11	Julie Jett Regnell	1126 Olmo Way, Boulder City NV 89005	Cash		$600.00	1/12/2010	30,000
12	Ryan R. Regnell	1126 Olmo Way, Boulder City NV 89005	Cash		$200.00	1/12/2010	10,000
13	Roderick R. Regnell	1126 Olmo Way, Boulder City, NV 89005	Cash		$200.00	1/12/2010	10,000
14	Larry Barngrover	428 S. Lawndale Dr., Spring Creek, NV 89815	Cash		$200.00	1/12/2010	10,000
15	Ryan P. Sharp	PO Box 351, Pendleton, OR 97801-0351	Cash		$200.00	1/12/2010	10,000
16	Daniel J. Hall	PO Box 292,Wasco, OR 97065	Cash		$200.00	1/12/2010	10,000
17	George R. Jett	PO Box 826, Rufus, OR 97050	Cash		$200.00	1/12/2010	10,000
18	Kelly Louise Means	PO Box 12053, Reno, NV 89510	Cash		$200.00	1/12/2010	10,000
19	Jaime Scott McLaughlin	PO Box 12053, Reno, NV 89510	Cash		$200.00	1/12/2010	10,000
20	Linda Randle	6060 Oak St., Anderson, CA 96007	Cash		$200.00	1/20/2010	10,000
21	Jimmy Nelson	353 Centerville Hwy., Lyle, WA 98635	Cash		$200.00	1/20/2010	10,000
22	Michael Nilson	PO Box 518, Lyle, WA 98635	Cash		$200.00	1/20/2010	10,000
23	Doug Bill	101 Jayden Lane Stevenson WA 98648	Cash		$200.00	1/20/2010	10,000
24	Kimberly A. Grimm	PO Box 801, Rufus, OR 97050	Cash		$200.00	1/21/2010	10,000
25	Cory L. Bernard	704 Oak Ave., Hood River, OR 97031	Cash		$200.00	1/21/2010	10,000
26	Kenneth A. Jett	PO Box 846, Rufus, OR 97050	Cash		$200.00	2/4/2010	10,000
27	Rebecca Jones	72233 Blalock Cyn. Rd. Arlington,OR 97812	Cash		$200.00	2/4/2010	10,000
28	Karen A. Johnson	300 Circulo Uno Poco, Rohnert Park, CA	Cash		$200.00	2/4/2010	10,000
29	Jennifer Bain	4804 Gettysburg Rd.,Knoxville, TN 37921	Cash		$200.00	2/4/2010	10,000
30	Elizabeth A Voiles	6200 Hickson Pike, #202, Hickson TN 37343	Cash		$200.00	2/4/2010	10,000
31	Jose M. Guzman	PO Box 703, Rufus, OR 97050	Cash		$200.00	2/4/2010	10,000
32	Christopher Longphre	PO Box 631, Stevenson, WA 98648	Cash		$200.00	2/4/2010	10,000
33	Donald Hilderbrand	PO Box 148, Wasco OR 97065	Cash		$200.00	2/4/2010	10,000
34	Martin J Kelly	PO Box 813 Rufus OR 97050	Cash		$200.00	2/4/2010	10,000
35	John Schmidt	PO Box 1934 Sandy OR 97055	Cash		$200.00	2/4/2010	10,000
36	Joe Hobbs	210 Webber Street, The Dalles OR 97058	Cash		$500.00	2/4/2010	25,000
37	Billy Sullivan	PO Box 614, Hood River OR 97031	Cash		$500.00	2/4/2010	25,000
38	Linda Buchanan	PO Box 825 Rufus OR 97050	Cash		$200.00	2/4/2010	10,000
39	Dan Newbold	30303 Maple Drive, Junction City, OR 97448	Cash		$500.00	2/4/2010	25,000
40	Lee Hall	30325 Maple Dr. Junction City, OR. 97448	Cash		$500.00	2/4/2010	25,000
40	Steven A. Weber	1950 Maple Ave. NE, Salem, OR. 97301	Cash		$200.00	2/28/2010	10,000
41	VAWT Earth Wind and Power	Unit 2393 Sidney, B.C. V8L 3Y3	Services	$19,400.00		1/12/2010	970,000
			TOTALS	$339,400.00	$9,300.00		17,435,000

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Auscrete Corporation, a Wyoming corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Post-Effective Amendment No. 1 to the Form S-1/A Registration Statement and has duly caused this Post-Effective Amendment No. 1 to the Form S-1/A Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rufus, State of Oregon, on this 21st day of April, 2014.

AUSCRETE CORPORATION

By:    /s/ John Sprovieri

A. John Sprovieri

Chief Executive Officer and President